United States securities and exchange commission logo





                            June 26, 2023

       Dr. Jianwei Li
       Co-Chief Executive Officer
       TradeUP Acquisition Corp.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: TradeUP Acquisition
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed June 16, 2023
                                                            File No. 333-267918

       Dear Dr. Jianwei Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed June 16,
2023

       Unaudited Pro Forma Condensed Combined Financial Information
       Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
       Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
       Sheet, page 140

   1.                                                   Refer to adjustment
(A). Given that your unaudited pro forma balance sheet as of March
                                                        31, 2023 gives pro
forma effect to the Transactions as if they had been consummated on
                                                        March 31, 2023, it is
unclear why you recorded an adjustment to reflect interest income earned from April 1,
2023 to May 31, 2023. Please advise us or revise your filing accordingly.
 Dr. Jianwei Li
FirstName   LastNameDr. Jianwei Li
TradeUP Acquisition Corp.
Comapany
June        NameTradeUP Acquisition Corp.
      26, 2023
June 26,
Page  2 2023 Page 2
FirstName LastName
2. We note that adjustment (D) includes the issuance of 9,250,000 shares of Series A preferred stock to Lianhe World Limited for $9,250,000. Additionally we note from your disclosures on page 3 that the term sheet with Lianhe World is non-binding and there is the potential that Estrella and Lianhe World will be unable to agree to final terms or enter into definitive documentation in a timely manner or at all. Further, by including this funding in your Estrella Transaction Accounting Adjustments column, the entire
         $9,250,000 is fully assumed in both Scenario 1 and 2. Please address the following:
             Explain how you concluded this adjustment meets the criteria set forth in Article 11 of Regulation S-X to be included in your pro forma financial statements given the uncertainty of its completion. As part of your response, provide an update on the current status of the funding as well as your analysis of Article 11.
             Given the apparently uncertainty of this funding, if you are able to support its presentation based on the guidance of Article 11 of Regulation S-X, tell us how you considered the need to present additional scenarios where this uncertain funding is not received since that appears to be a possible outcome.
             Revise your pro forma narrative here, as well as the narratives of the other pro forma presentations throughout your document, and the related footnotes to the pro forma presentations to more clearly describe the consequences if additional redemption requests are received beyond those presented in Scenario 2 here.
             Further, revise your pro forma narrative and footnotes to more clearly explain the consequences of receiving less than the full amount of $9,250,000 in financing from
              Lianhe World Limited.
Estrella Management's Discussion and Analysis of Financial Condition and Results of
Operations
Recent Developments
The Business Combination and Public Company Costs, page 214

3.       You state that the cash components of the transaction will be funded
by UPTD   s cash in
         the Trust Account of approximately $17.5 million. Please revise to address the following:
             Reconcile your disclosure here to UPTD's March 31, 2023 balance sheet on page F-2, which discloses "Investments held in Trust Account" balance of $9.7 million.
             Revise to quantify the cash components of the transaction yet to be paid.
             Similarly, you disclose on page 219 that "After the completion of the Business
             Combination, we would expect to have approximately $11.9 million to $17.1 million, depending on funding redemptions, in cash and cash equivalents. We intend to devote most of the net proceeds from the Business Combination to the preclinical and clinical development of our product candidates, our public company compliance costs, and certain of the milestone payments under the License Agreement. Based on our current business plans, we believe that the anticipated net proceeds from the
             Business Combination will enable us to fund our operating expenses and capital requirements through at least the next 12 months." Revise your disclosures in the
             Liquidity and Capital Resources section beginning on page 218 to balance such
 Dr. Jianwei Li
TradeUP Acquisition Corp.
June 26, 2023
Page 3
          disclosures with a discussion of the uncertainties regarding the Merger Financing and the impact that higher redemption levels will have on the prospects of the merger being completed and having sufficient funding for Estrella's projects.

       You may contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameDr. Jianwei Li
                                                          Division of
Corporation Finance
Comapany NameTradeUP Acquisition Corp.
                                                          Office of Life
Sciences
June 26, 2023 Page 3
cc:       Er Arila Zhou, Esq.
FirstName LastName